[Virtus Letterhead]

June 16, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:         Brion Thompson, Division of Investment Management

Re:	Virtus Equity Trust

File Nos. 002-16590 and 811-945

Post-Effective Amendment No. 90

Dear Mr. Thompson:

Thank you for your additional telephonic comments on June 4, 2009 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on June 22, 2009.

Comment 1.    Regarding the first arrowed strategy of the Large-Cap Quality Value Fund on page 2 of the prospectus, and referencing your response to Comment #1 in your response letter dated June 2, 2009, note that the Staff continues to consider the definition of large-cap issuers to be potentially misleading as the floor of the range is significantly below what the SEC considers to be a large cap issuer. The Staff requests that you revise the referenced disclosure to contain a more recognized definition of large-cap issuers, which is typically above $5 billion.

Response 1.    We have decided to not pursue the registration of the Large-Cap Quality Value Fund at this time. When we file our final prospectus in the upcoming post-effective amendment on June 22, 2009, we will remove all references to this fund; therefore we have not provided a revised definition for large cap issuers.

Comment 2.    For the Large-Cap Quality Value Fund, please include the required disclosure concerning the risk of “losing your investment.” Note that Instruction 3A to Form N-1A requires information in response to Items 2 and 3 to appear in the listed order in the prospectus. Including this statement in your introduction page does not meet this requirement.

Response 2.    We have decided to not pursue the registration of the Large-Cap Quality Value Fund at this time. When we file our final prospectus in the upcoming post-effective amendment on June 22, 2009, we will remove all references to this fund; therefore we have not made the requested change.

Comment 3.    Regarding the first arrowed strategy of the Mid-Cap Core Fund on page 3 of the prospectus, and referencing your response to Comment #4 in your response letter dated June 2, 2009, note that the Staff continues to consider the definition of mid-cap issuers to be potentially

Securities and Exchange Commission

June 16, 2009

misleading as the floor of the range is below what the SEC considers to be a medium cap issuer. The Staff requests that you revise the referenced disclosure to contain a more recognized definition of mid-cap issuers.

Response 3.    We have revised the disclosure in the first arrowed strategy on page 5 to read: “Under normal circumstances, the fund invests at least 80% of its assets in equity securities of medium capitalization companies that, at the time of initial purchase, have market capitalizations of between $1 billion and $10 billion.”

While there is no agreed-upon industry definition of “mid-cap issuers,” we have consulted a number of sources in arriving at this definition. According to Morningstar, Inc., a leading provider of independent investment research in North America, Europe, Australia and Asia, mid-cap issuers have market capitalizations of between approximately $700 million and $9.5 billion (as of April 30, 2009). This reference is based on Morningstar’s Mid Core Index, which “measures the performance of mid-cap stocks where neither growth nor value characteristics predominate.” When constituting the Mid Core Index, Morningstar starts with all U.S. domiciled companies listed on the NYSE, AMEX and NASDAQ, then screens out the bottom 3% by market cap. Of the remaining issuers, the top 70% are classified as large cap, the next 20% as mid cap and the next 10% as small cap. Morningstar reconstitutes the index twice each year, in June and December. (For further information on Morningstar Indexes, you may e-mail Morningstar at indexes@morningstar.com or call 312-384-3735.)

Another source, Investopedia, a leading online resource for investor education, defines mid-cap as being between $2 billion and $10 billion. (Investopedia.com, http://www.investopedia.com/terms/m/ midcapstock.asp, visited June 15, 2009)

We believe that it is reasonable to blend these two definitions to define mid-cap issuers as those having market capitalizations in the range of $1 billion to $10 billion.

Comment 4.    For the Large-Cap Quality Value Fund, regarding the use of prior performance for Kayne, please supplementally provide confirmation that the accounts included in the Large-Cap Value Equity Composite remain substantially similar accounts in light of the SEC Staff’s requested revision to the market cap in the fund’s definition of large cap issuers.

Response 4.    We have decided to not pursue the registration of the Large-Cap Quality Value Fund at this time. When we file our final prospectus in the upcoming post-effective amendment on June 22, 2009, we will remove all references to this fund; therefore this comment does not apply.

Comment 5.    For the Mid-Cap Core Fund, regarding the use of prior performance for Kayne, please supplementally provide confirmation that the accounts included in the Mid-Cap Core Equity Composite remain substantially similar accounts in light of the SEC Staff’s requested revision to the market cap in the fund’s definition of mid-cap issuers.

Response 5.    We hereby so confirm.

Comment 6.    Please revise your intended disclosure in response to Item 7(b)(2) as described in your response to Comment #13 in your response letter dated June 2, 2009 to reflect the concept of such fees increasing the costs of a shareholder’s investment .

Securities and Exchange Commission

June 16, 2009

Response 6.    We have inserted the following at the end of the paragraph under “What are the classes and how do they differ?”

Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

As you have requested and consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:    Ann Flood

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